Annual Report

JUNE 30, 2006

Waddell & Reed Advisors International Growth Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors International Growth Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors International Growth Fund, Inc. prospectus and current Fund performance information.

President's Letter

June 30, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended June 30, 2006. Stock prices rose during the period, despite increased market volatility this past spring and higher interest rates. The S&P 500 Index advanced 8.64 percent, led by energy stocks. Many international stocks posted even higher returns for the period as investors sought greater portfolio diversification. The Morgan Stanley Capital International EAFE Index climbed 26.56 percent, led primarily by Asian stocks.

In contrast, tighter central bank monetary policies around the world resulted in a weak bond market this past fiscal year. The Citigroup Broad Investment Grade Index declined 0.81 percent for the period. The Federal Reserve gave mixed signals as to how much more it will raise short-term interest rates in an effort to combat inflation, which appears to be accelerating.

A change in climate

Overall, the investing climate changed substantially this past spring, as many investors lost some of their appetite for higher risk investments such as commodities, emerging market securities and low quality stocks. Why? Certainty and unbridled optimism regarding global growth have been replaced with sobering realities, including:

- **Rising geopolitical tensions**, marked by the saber rattling of insecure regimes in Iran and North Korea, continued peacekeeping problems in Iraq and deteriorating Israeli-Palestinian relations.

- **Uncertainty over the scope of interest rate increases.** A new Federal Reserve chairman and changing market conditions have contributed to challenges in making Fed policy positions clear to investors. Meanwhile, Japan and Europe are each adopting more restrictive monetary policies, with Japan changing course for the first time in many years.

- **High energy prices and increased global energy demand.** Although prices appear still subject to seasonal fluctuations and geopolitical issues, the reality of permanently higher gasoline and heating/cooling costs thanks to growing demand in China, India and elsewhere appears to be having an effect on U.S. consumers.

- **A slowdown in the U.S. housing market.** While average home prices have not dropped a great deal, market conditions have shifted decidedly to favor buyers, with "for sale" inventory up sharply in many regions as home affordability has fallen to a two-decade low.

Financial markets don't like uncertainty. Neither do consumers. For now, we appear to have entered a period when fear of the unknown has replaced greed as the market's dominant emotion. It may take a little while for answers to surface when it comes to the key questions surrounding economic slowdown, interest rate policy, corporate profit trends and whether the U.S. dollar will weaken, hurting consumers' purchasing power.

Uncertainty creates opportunity

Over time, we believe that the outlook will be cleared up in positive fashion for those investors who are properly diversified. We believe that slowing growth in the world's economy is a good thing that should help to preempt overheating. The tightening that is taking place should help lead to an adequate, not drastic, slowdown, in our opinion. Uncertainty offers an opportunity to reassess your position, rethink the road you're traveling and, if needed, rebalance your portfolio. Through appropriate diversification in multiple asset classes, you potentially take advantage of long-term change.

Your financial advisor can help you maintain an appropriate investment strategy as part of a customized financial plan based on your individual goals. We believe that focusing on that plan, despite changes in market condition, is important as you work toward a sound financial future. Thank you for your confidence and continued partnership.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Manager's Discussion of International Growth Fund

June 30, 2006



An interview with Thomas A. Mengel, portfolio manager of Waddell & Reed Advisors International Growth Fund, Inc.

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended June 30, 2006.

How did the Fund perform during the fiscal year?

The Fund advanced 27.74 percent (Class A shares, excluding sales charge) for the period while the Morgan Stanley Capital International EAFE Index, generally representing the performance of international stocks in developed markets, rose 26.56 percent. The Lipper International Large-Cap Core Funds Universe Average, representing the Fund's peer group of funds with similar investment objectives, returned 25.62 percent.

Please note that Fund returns and peer group returns include applicable fees and expenses, whereas index returns do not include any such fees. Also, when sale charges are included, Fund performance is reduced.

What factors affected Fund performance during the fiscal year?

We feel that our country and stock selection enhanced performance, as did the portfolio's overweight positions in energy and financials. Fund performance also benefited from stock selection in the consumer discretionary sector, as well as our significant underweight

United Kingdom (compared to the Fund's benchmark) exposure and a heavy concentration in Japanese equities for most of the fiscal year. Japanese equities, our largest country weighting, represented more than one-quarter of the portfolio for most of the fiscal year.

What other market conditions or events influenced the Fund's return during the fiscal year?

Global financial markets were volatile in the first quarter of the fiscal year as rising energy prices fueled inflationary trends and created economic uncertainties. These concerns eased in the final calendar quarter of 2005, resulting in impressive equity market gains that extended into early 2006. However, by March higher energy prices had returned and were accompanied by much higher bond yields. Equity markets experienced a significant correction beginning in May as investors raised inflation concerns. Global monetary accommodation was reduced as most major central banks increased interest rates. A new concern emerged among investors, who worried that some monetary authorities might further tighten monetary policy, particularly the U.S. Federal Reserve. Emerging markets were hardest hit, a typical reaction when investors reduce portfolio risk. Although business trends remained solid in most of the world, economists began to forecast a slower pace of global growth for the second half of 2006.

What strategies and techniques employed specifically affected Fund performance during the fiscal year?

Our significant concentration in Japanese equities reflected improved investor confidence in Japan, which was enhanced by September 2005 election results showing broad public support for further political, social and economic reform. We also continued to focus on Switzerland and other areas of Continental Europe where domestic demand improvement has accelerated and export growth has remained strong. This includes a large position in German manufacturing companies that are reducing labor costs as a result of labor reforms. Exposure to Australia and Britain remained below benchmark levels due to relatively high interest rates, falling home prices and generally deteriorating economic fundamentals, including currency risk. In the final fiscal quarter, we made a classical defensive shift in investment strategy. We modestly increased cash reserves and reduced the portfolio's risk profile. We reduced exposure to what we believed were the most vulnerable countries and sectors, while selecting areas with what we felt possessed greater stability or more defensive characteristics.

What sectors and industries did you emphasize during the year?

We were rewarded by our overweight positions in financials and energy during the fiscal year, as well as our information technology holdings later in the period. We continued to emphasize growth companies in Continental Europe which benefit from strong global demand, especially export companies which enjoy a solid competitive position. Attractive consumer discretionary holdings were maintained in areas where domestic demand has recently improved, primarily in core Europe and Japan.

In our recent shift to a more defensive posture, we reduced exposure to the U.S. consumer, luxury goods, financials and exporters in general. Our energy overweight position was further increased, and we also added exposure to health care, telecom services and utilities. In countries with impressive domestic growth, we increased positions in companies we believe are likely to benefit from higher domestic demand. We remain overweight industry leaders in Europe, particularly in Germany and Switzerland. We also favor Switzerland because of its relatively low interest rates and inflation. Although we remain underweight in United Kingdom securities, we recently increased our exposure, as we have taken advantage of market weakness to add a selection of what we feel are attractively priced British companies. Japan's recent economic progress has been impressive, but we have trimmed our holdings ahead of Japan's first interest rate increase and a September government leadership change.

What is your outlook for the year ahead?

We anticipate that financial market uncertainties may continue until investors are more comfortable with the pace and extent of global monetary tightening. Our prime concern is likely to remain U.S. consumer behavior and Federal Reserve actions, both of which have a major global impact.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

Waddell & Reed Advisors International Growth Fund, Inc., Class A Shares[1]	$18,511
Morgan Stanley Capital International EAFE Index	$18,588
Lipper International Large-Cap Core Funds Universe Average . . .	$18,014



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y
1-year period ended 6-30-06	20.40%	22.16%	26.42%	28.26%
5-year period ended 6-30-06	3.54%	3.23%	3.78%	5.31%
10-year period ended 6-30-06	6.35%	—	—	7.42%
Since inception of Class[3] through 6-30-06	—	0.89%	1.23%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-4-99 for Class B shares and 10-5-99 for Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

International Growth Fund

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2006.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended June 30, 2006	Beginning Account Value 12-31-05	Ending Account Value 6-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,076.70	1.49%	$ 7.68
Class B	1,000	1,070.90	2.60	13.36
Class C	1,000	1,072.00	2.41	12.43
Class Y	1,000	1,079.30	1.06	5.51
Based on 5% Return[2]				
Class A	$1,000	$1,017.40	1.49%	$ 7.46
Class B	1,000	1,011.89	2.60	12.98
Class C	1,000	1,012.82	2.41	12.08
Class Y	1,000	1,019.53	1.06	5.35

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2006, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF INTERNATIONAL GROWTH FUND

Portfolio Highlights

On June 30, 2006, Waddell & Reed Advisors International Growth Fund, Inc. had net assets totaling $776,573,178 invested in a diversified portfolio of:

93.42%	Foreign Common Stocks
5.17%	Cash and Cash Equivalents
1.41%	Domestic Common Stocks

As a shareholder of the Fund, for every $100 you had invested on June 30, 2006, your Fund was invested by country and by industry, respectively, as follows:



Japan	$21.86
United Kingdom	$13.43
Germany	$12.62
Switzerland	$12.38
Other Europe	$12.37
France	$ 8.80
Cash and Cash Equivalents	$ 5.17
Italy	$ 4.53
North America	$ 4.53
Other	$ 4.31



Financial Services Stocks	$22.33
Capital Goods Stocks	$12.32
Health Care Stocks	$ 9.01
Energy Stocks	$ 8.86
Utilities Stocks	$ 8.50
Consumer Nondurables Stocks	$ 8.25
Raw Materials Stocks	$ 7.24
Technology Stocks	$ 7.07
Miscellaneous Stocks	$ 5.74
Cash and Cash Equivalents	$ 5.17
Consumer Durables Stocks	$ 3.14
Retail Stocks	$ 2.37

The Investments of International Growth Fund

June 30, 2006

COMMON STOCKS	Shares	Value
Australia – 1.11%		
Westpac Banking Corporation	500,000	$ **8,649,709**
Belgium – 1.04%		
KBC Group NV	75,000	**8,048,425**
Brazil – 1.38%		
Companhia Vale do Rio Doce, ADR	260,000	6,250,400
Petroleo Brasileiro S.A. – Petrobras, ADR	50,000	4,465,500
		10,715,900
Canada – 2.68%		
EnCana Corporation	285,000	15,006,987
Shoppers Drug Mart Corporation	160,000	5,804,891
		20,811,878
China – 0.92%		
China Mobile (Hong Kong) Limited	1,250,000	**7,146,260**
France – 8.80%		
ALSTOM*	80,000	7,311,052
EDF SA	140,000	7,377,563
Pernod Ricard	40,000	7,930,113
Pinault-Printemps-Redoute SA	35,000	4,463,247
Sanofi-Aventis	130,000	12,686,901
VINCI	175,000	18,029,815
Vivendi Universal	300,000	10,513,795
		68,312,486
Germany – 12.62%		
Allianz Aktiengesellschaft, Registered Shares	50,000	7,894,939
BASF Aktiengesellschaft	100,000	8,024,762
Commerzbank Aktiengesellschaft	160,000	5,809,959
Continental Aktiengesellschaft	60,000	6,140,977
Deutsche Telekom AG, Registered Shares	500,000	8,038,832
E.ON AG	70,000	8,058,018
Fresenius AG	22,300	3,713,387
Hypo Real Estate Holding AG	100,000	6,062,699
SAP Aktiengesellschaft	60,000	12,654,925
Salzgitter AG	70,000	5,904,736
Siemens AG	210,000	18,278,270
Wacker Chemie AG*	70,000	7,433,074
		98,014,578

See Notes to Schedule of Investments on page 16.

The Investments of International Growth Fund

June 30, 2006

COMMON STOCKS (Continued)	**Shares**	**Value**
Greece – 1.00%		
Bank of Cyprus Limited	800,000	$ 7,776,627
Ireland – 3.21%		
Anglo Irish Bank Corporation plc (Ireland).	800,000	12,483,532
CRH public limited company	250,000	8,150,749
Irish Life & Permanent plc	180,000	4,282,261
		24,916,542
Italy – 4.53%		
Banca Italease S.p.A.	100,000	5,012,599
Eni S.p.A.	150,000	4,418,480
Saipem S.p.A.	270,000	6,143,663
UniCredito Italiano S.p.A.	2,500,000	19,569,472
		35,144,214
Japan – 21.86%		
Astellas Pharma Inc.	200,000	7,340,091
Canon Inc.	262,500	12,868,097
Central Japan Railway Company.	700	6,973,086
Chubu Electric Power Company, Incorporated	150,000	4,050,157
CREDIT SAISON CO., LTD.	180,000	8,524,991
DENSO CORPORATION.	126,900	4,147,204
Hoya Corporation	200,000	7,112,898
Kabushiki Kaisha Mitsubishi Tokyo Financial Group	1,100	15,379,238
Mitsubishi Corporation	180,000	3,594,023
Mitsubishi Estate Co., Ltd.	500,000	10,616,917
Mizuho Financial Group, Inc.	1,420	12,023,593
ORIX Corporation.	45,000	10,990,475
SMC Corporation	70,000	9,903,006
SUMCO Corporation	130,000	7,406,501
Sega Sammy Holdings Inc.	340,000	12,596,994
Sumitomo Metal Industries, Ltd.	1,500,000	6,186,648
Taisei Corporation	1,000,000	3,652,569
Tokyo Electric Power Company, Incorporated (The)	150,000	4,141,908
Toyota Motor Corporation.	270,000	14,132,296
YAMADA-DENKI Co., Ltd.	80,000	8,157,987
		169,798,679

See Notes to Schedule of Investments on page 16.

The Investments of International Growth Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Luxembourg – 1.04%		
Tenaris S.A., ADR	200,000	$ 8,098,000
Mexico – 0.44%		
Cemex, S.A. de C.V., ADR*	60,000	3,418,200
Norway – 1.44%		
Orkla ASA	100,000	4,634,613
Statoil ASA	230,000	6,521,390
		11,156,003
Russia – 2.03%		
OAO LUKOIL, ADR	150,000	12,480,000
OAO NOVATEK, GDR (A)	75,000	3,300,000
		15,780,000
South Korea – 0.90%		
Samsung Electronics Co., Ltd.	11,000	6,991,304
Spain – 2.18%		
Enagas, S.A.	400,000	8,533,824
Grupo Ferrovial, S.A.	110,000	8,399,524
		16,933,348
Sweden – 0.43%		
Telefonaktiebolaget LM Ericsson, B Shares	1,000,000	3,307,048
Switzerland – 12.38%		
ABB Ltd	300,000	3,901,681
Compagnie Financiere Richemont SA	100,000	4,580,590
Credit Suisse Group, Registered Shares	161,400	9,030,109
Holcim Ltd, Registered Shares	110,000	8,430,739
Nestle S.A., Registered Shares	47,000	14,762,586
Novartis AG, Registered Shares	360,000	19,493,681
Roche Holdings AG, Genussschein	60,000	9,918,613
Swiss Reinsurance Company, Registered Shares	100,000	6,989,489
UBS AG	100,000	10,960,697
Zurich Financial Services, Registered Shares*	37,000	8,110,916
		96,179,101

See Notes to Schedule of Investments on page 16.

The Investments of International Growth Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
United Kingdom – 13.43%		
BAE SYSTEMS plc	700,000	$ 4,786,231
BHP Billiton Plc	446,500	8,661,326
BP p.l.c.	1,000,000	11,659,301
British American Tobacco p.l.c.	500,000	12,593,154
Diageo plc	500,000	8,409,305
GlaxoSmithKline plc	600,000	16,764,983
IG Group Holdings plc (A)	940,000	3,693,807
Reckitt Benckiser plc	300,000	11,206,243
Royal Bank of Scotland Group plc (The)	400,000	13,151,617
Vodafone Group Plc	3,600,000	7,672,393
Xstrata plc.	150,000	5,686,336
		104,284,696
United States – 1.41%		
Schlumberger Limited	70,000	4,557,700
Transocean Inc.*.	80,000	6,425,600
		10,983,300
TOTAL COMMON STOCKS – 94.83%		$736,466,298

(Cost: $562,870,232)

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper		
Aluminum – 1.05%		
Alcoa Incorporated,		
5.3%, 7–3–06	$8,198	8,195,586
Banks – 1.21%		
Barclays U.S. Funding Corp.,		
5.095%, 8–7–06	4,400	4,376,959
Lloyds TSB Bank PLC,		
5.16%, 7–5–06	5,000	4,997,133
		9,374,092
Beverages – 0.64%		
Coca-Cola Company (The),		
5.16%, 7–10–06	5,000	4,993,550
Capital Equipment – 0.39%		
Caterpillar Inc.,		
5.22%, 7–7–06	3,000	2,997,390

See Notes to Schedule of Investments on page 16.

The Investments of International Growth Fund

June 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Household – General Products – 0.90%		
Clorox Co.,		
5.35%, 7–5–06	$5,000	$ 4,997,028
Colgate-Palmolive Company,		
5.2%, 7–20–06	2,000	1,994,511
		6,991,539
Total Commercial Paper – 4.19%		32,552,157
Commercial Paper (backed by irrevocable bank letter of credit)		
Food and Related – 0.13%		
COFCO Capital Corp. (Rabobank Nederland),		
5.15%, 7–11–06	1,000	998,570
Multiple Industry – 0.66%		
Louis Dreyfus Corporation (Barclays Bank PLC, New York Branch),		
5.07%, 7–6–06	5,101	5,097,408
Total Commercial Paper (backed by irrevocable bank letter of credit) – 0.79%		6,095,978
TOTAL SHORT-TERM SECURITIES – 4.98%		$ 38,648,135
(Cost: $38,648,135)		
TOTAL INVESTMENT SECURITIES – 99.81%		$775,114,433
(Cost: $601,518,367)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.19%		1,458,745
NET ASSETS – 100.00%		$776,573,178

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; GDR – Global Depositary Receipts.

*No dividends were paid during the preceding 12 months.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, the total value of these securities amounted to $6,993,807 or 0.90% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

INTERNATIONAL GROWTH FUND
June 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $601,518) (Notes 1 and 3)	$775,114
Cash	167
Receivables:	
Dividends and interest.	2,674
Fund shares sold.	469
Prepaid and other assets	50
Total assets	778,474

LIABILITIES

Payable to Fund shareholders	1,408
Accrued shareholder servicing (Note 2).	244
Accrued service fee (Note 2)	141
Accrued management fee (Note 2)	18
Accrued accounting services fee (Note 2)	15
Accrued distribution fee (Note 2)	5
Other	70
Total liabilities.	1,901
Total net assets	$776,573

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 93,911
Additional paid-in capital	822,263
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(1,561)
Accumulated undistributed net realized loss on	
investment transactions	(311,689)
Net unrealized appreciation in value of investments.	173,649
Net assets applicable to outstanding units of capital.	$776,573
Net asset value per share (net assets divided by shares outstanding):	
Class A	$8.28
Class B	$7.86
Class C	$8.04
Class Y	$8.30
Capital shares outstanding:	
Class A	86,220
Class B	2,793
Class C	922
Class Y	3,976
Capital shares authorized	400,000

See Notes to Financial Statements.

Statement of Operations

INTERNATIONAL GROWTH FUND
For the Fiscal Year Ended June 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $1,522)	$ 12,797
Interest and amortization.	1,007
Total income	13,804

Expenses (Note 2):

Accounting services fee	190
Audit fees.	29
Custodian fees.	189
Distribution fee:	
Class A	36
Class B	161
Class C	52
Investment management fee.	6,378
Service fee:	
Class A	1,691
Class B	54
Class C	17
Shareholder servicing:	
Class A	2,383
Class B	158
Class C	38
Class Y	47
Other	245
Total expenses	11,668
Net investment income	2,136

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	110,260
Realized net loss on foreign currency transactions	(14)
Realized net gain on investments	110,246
Unrealized appreciation in value of securities during the period	67,104
Unrealized appreciation in value of foreign currency exchange during the period	87
Unrealized appreciation in value of investments during the period	67,191
Net gain on investments.	177,437
Net increase in net assets resulting from operations	$179,573

See Notes to Financial Statements.

Statement of Changes in Net Assets

INTERNATIONAL GROWTH FUND
(In Thousands)

	For the fiscal year ended June 30,	
	2006	**2005**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 2,136	$ 1,841
Realized net gain on investments	110,246	60,256
Unrealized appreciation (depreciation)	67,191	(2,079)
Net increase in net assets resulting from operations	179,573	60,018
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(6,090)	(3,645)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(413)	(298)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(6,503)	(3,943)
Capital share transactions (Note 5)	(83,352)	(137,903)
Total increase (decrease)	89,718	(81,828)
NET ASSETS		
Beginning of period.	686,855	768,683
End of period.	$776,573	$ 686,855
Undistributed net investment income (loss)	$ (1,561)	$ 1,851

(1)See "Financial Highlights" on pages 20 - 23.

See Notes to Financial Statements.

Financial Highlights

INTERNATIONAL GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$6.54	$6.04	$5.16	$5.76	$6.79
Income (loss) from investment operations:					
Net investment income	0.03	0.01	0.00	0.03	0.01
Net realized and unrealized gain (loss) on investments.	1.78	0.52	0.96	(0.62)	(1.01)
Total from investment operations	1.81	0.53	0.96	(0.59)	(1.00)
Less distributions from:					
Net investment income	(0.07)	(0.03)	(0.08)	(0.01)	(0.03)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Total distributions	(0.07)	(0.03)	(0.08)	(0.01)	(0.03)
Net asset value, end of period.	$8.28	$6.54	$6.04	$5.16	$5.76
Total return[1]	27.74%	8.86%	18.69%	−10.25 %	−14.75%
Net assets, end of period (in millions)	$714	$632	$713	$642	$874
Ratio of expenses to average net assets	1.53%	1.61%	1.61%	1.75%	1.61%
Ratio of net investment income to average net assets	0.31%	0.28%	0.06%	0.63%	0.17%
Portfolio turnover rate.	84%	74%	125%	106%	121%

*Not shown due to rounding.
(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

INTERNATIONAL GROWTH FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$6.23	$5.79	$4.94	$5.59	$6.65
Income (loss) from investment operations:					
Net investment loss.	(0.09)	(0.10)	(0.05)	(0.05)	(0.05)
Net realized and unrealized gain (loss) on investments.	1.72	0.54	0.90	(0.60)	(1.01)
Total from investment operations	1.63	0.44	0.85	(0.65)	(1.06)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Net asset value, end of period.	$7.86	$6.23	$5.79	$4.94	$5.59
Total return	26.16%	7.60%	17.21%	−11.79%	−15.78%
Net assets, end of period (in millions)	$22	$20	$22	$16	$20
Ratio of expenses to average net assets	2.68%	2.89%	2.94%	3.22%	3.01%
Ratio of net investment loss to average net assets	−0.84%	−0.99%	−1.22%	−0.84%	−1.19%
Portfolio turnover rate.	84%	74%	125%	106%	121%

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

INTERNATIONAL GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$6.36	$5.90	$5.01	$5.64	$6.68
Income (loss) from investment operations:					
Net investment loss.	(0.05)	(0.09)	(0.04)	(0.03)	(0.02)
Net realized and unrealized gain (loss) on investments.	1.73	0.55	0.93	(0.60)	(1.02)
Total from investment operations	1.68	0.46	0.89	(0.63)	(1.04)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Net asset value, end of period.	$8.04	$6.36	$5.90	$5.01	$5.64
Total return	26.42%	7.80%	17.77%	−11.17%	−15.56%
Net assets, end of period (in millions)	$8	$6	$9	$6	$8
Ratio of expenses to average net assets	2.49%	2.59%	2.53%	2.71%	2.55%
Ratio of net investment loss to average net assets	−0.62%	−0.79%	−0.80%	−0.42%	−0.69%
Portfolio turnover rate.	84%	74%	125%	106%	121%

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

INTERNATIONAL GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$6.56	$6.06	$5.18	$5.78	$6.79
Income (loss) from investment operations:					
Net investment income	0.06	0.06	0.02	0.06	0.04
Net realized and unrealized gain (loss) on investments.	1.78	0.51	0.97	(0.62)	(1.01)
Total from investment operations	1.84	0.57	0.99	(0.56)	(0.97)
Less distributions from:					
Net investment income	(0.10)	(0.07)	(0.11)	(0.04)	(0.04)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Total distributions	(0.10)	(0.07)	(0.11)	(0.04)	(0.04)
Net asset value, end of period	$8.30	$6.56	$6.06	$5.18	$5.78
Total return	28.26%	9.41%	19.31%	−9.74%	−14.28%
Net assets, end of period (in millions)	$33	$29	$25	$15	$15
Ratio of expenses to average net assets	1.08%	1.09%	1.06%	1.16%	1.15%
Ratio of net investment income to average net assets.	0.76%	0.89%	0.69%	1.30%	0.73%
Portfolio turnover rate.	84%	74%	125%	106%	121%

*Not shown due to rounding.

See Notes to Financial Statements.

Notes to Financial Statements

June 30, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors International Growth Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is long-term appreciation. Realization of income is a secondary goal. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Fund's financial statements. Gains or losses are realized by the Fund at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the U.S. dollar. The Fund uses Forward Contracts to attempt to reduce the overall risk of its investments.

E. Federal income taxes – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

F. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At June 30, 2006, $969,092 was reclassified between accumulated undistributed net investment loss and accumulated undistributed net realized loss on investment transactions. Net investment income, additional paid-in capital and net assets were not affected by this change.

G. Recently Issued Accounting Standard – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Fund will adopt FIN 48 during 2007 and the impact on the Fund's financial statements, if any, is currently being assessed.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.85% of net assets up to $1 billion, 0.83% of net assets over $1 billion and up to $2 billion, 0.80% of net assets over $2 billion and up to $3 billion, and 0.76% of net assets over $3 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5292 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $727,365. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the fiscal year ended June 30, 2006, W&R received $539, $19,977 and $145 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $435,637 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

The Fund paid Directors' regular compensation of $47,992, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $606,724,988, while proceeds from maturities and sales aggregated $706,034,245. Purchases of short-term securities aggregated $2,573,338,662, while proceeds from maturities and sales of short-term securities aggregated $2,558,268,314. No U.S. government obligations were purchased or sold during the fiscal year ended June 30, 2006.

For Federal income tax purposes, cost of investments owned at June 30, 2006 was $605,270,398, resulting in net unrealized appreciation of $169,844,035, of which $179,535,074 related to appreciated securities and $9,691,039 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2006 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$2,138,623
Distributed ordinary income	6,502,872
Undistributed ordinary income	2,130,978
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	—
Post-October losses deferred	—

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

June 30, 2010	$122,918,556
June 30, 2011	167,974,958
June 30, 2012	20,677,660
Total carryover	$311,571,174

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended June 30,	
	2006	2005
Shares issued from sale of shares:		
Class A	7,987	9,227
Class B	385	609
Class C	232	325
Class Y	495	690
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	789	551
Class B	—	—
Class C	—	—
Class Y	55	46
Shares redeemed:		
Class A	(19,212)	(31,135)
Class B	(734)	(1,253)
Class C	(280)	(836)
Class Y	(957)	(494)
Decrease in outstanding capital shares	(11,240)	(22,270)
Value issued from sale of shares:		
Class A	$ 62,177	$ 58,726
Class B	2,855	3,695
Class C	1,738	2,016
Class Y	3,829	4,409
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	5,975	3,574
Class B	—	—
Class C	—	—
Class Y	413	298
Value redeemed:		
Class A	(145,770)	(195,020)
Class B	(5,354)	(7,396)
Class C	(2,062)	(5,098)
Class Y	(7,153)	(3,107)
Decrease in outstanding capital	$ (83,352)	$(137,903)

NOTE 6 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, Waddell & Reed, Inc. and Waddell & Reed Services Company (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by the Waddell & Reed Advisors Funds and by W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order will be available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors International Growth Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors International Growth Fund, Inc. (the "Fund"), as of June 30, 2006, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors International Growth Fund, Inc. as of June 30, 2006, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 15, 2006

Income Tax Information

The amounts of the distribution below, multiplied by the number of shares owned by you on the record date, will give you the total amounts to be reported in your Federal income tax return for the year in which they were received or reinvested.

		PER-SHARE AMOUNTS REPORTABLE AS:					
		For Individuals			For Corporations		
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
				Class A			
12-14-05	$0.06810	$0.06810	$ —	$ —	$ —	$0.06810	$ —
				Class B			
12-14-05	$ —	$ —	$ —	$ —	$ —	$ —	$ —
				Class C			
12-14-05	$ —	$ —	$ —	$ —	$ —	$ —	$ —
				Class Y			
12-14-05	$0.10410	$0.10410	$ —	$ —	$ —	$0.10410	$ —

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

Internal Revenue Code regulations permit the qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. The Fund elected to pass through to its shareholders $1,521,816 of creditable foreign taxes paid on income derived from sources within any foreign country or possession of the United States in the amount of $14,291,096.

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund.

The Board of Directors of Waddell & Reed Advisors International Growth Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc. and W&R Target Funds, Inc. (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds and Ivy Funds, Inc.

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the funds' investment advisor, Waddell & Reed Investment Management Company (WRIMCO); the funds' principal underwriter, Waddell & Reed, Inc. (W&R); and the funds' transfer agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chair of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

James M. Concannon (58)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations during Past 5 Years: Professor of Law, Washburn Law School; Dean, Washburn Law School (until 2001)
Other Directorships held by Director: Director, Kansas Legal Services for Prisoners, Inc.

John A. Dillingham (67)
4040 Northwest Claymont Drive, Kansas City, MO 64116
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations during Past 5 Years: President and Director, JoDill Corp. and Dillingham Enterprises, Inc., both farming enterprises; President, Missouri Institute of Justice
Other Directorships held by Director: Director, Salvation Army; Advisory Director, UMB Northland Board (financial services)

David P. Gardner (73)
6300 Lamar Avenue, Overland Park, KS 66202
Positions held with Fund: Director, Independent Chair
Number of portfolios overseen by Director: 46
Director since: 1998; Independent Chair since: 2006
Director of Funds in the Fund Complex since: 1998
Principal Occupation during Past 5 Years: Senior Advisor to the President, J. Paul Getty Trust; formerly, Professor, University of Utah (until 2005)
Other Directorships held by Director: none

Linda K. Graves (52)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 1995
Director of Funds in the Fund Complex since: 1995
Principal Occupation during Past 5 Years: First Lady of Kansas (until 2003)
Other Directorships held by Director: Chairman and Director, Greater Kansas City Community Foundation

Joseph Harroz, Jr. (39)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 73
Director since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupations during Past 5 Years: Vice President and General Counsel of the Board of Regents, University of Oklahoma; Adjunct Professor, University of Oklahoma Law School; Managing Member, Harroz Investments, LLC, commercial enterprise investments; formerly, Consultant, MTV Associates (2004)
Other Directorships held by Director: Director and Shareholder, Valliance Bank; Independent Chair and Director, Ivy Funds, Inc.; Independent Chair and Trustee, Ivy Funds

John F. Hayes (86)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1988

Director of Funds in the Fund Complex since: 1988

Principal Occupation during Past 5 Years: Shareholder, Gilliland & Hayes, PA, a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)

Other Directorships held by Director: Director, Central Bank & Trust; Director, Central Financial Corp.

Glendon E. Johnson (82)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1971

Director of Funds in the Fund Complex since: 1971

Principal Occupations during Past 5 Years: Chairman and Chief Executive Officer (CEO) of Castle Valley Ranches, LLC

Other Directorships held by Director: Chairman and CEO of the Wellness Council of America; Member, Advisory Council of the Boy Scouts of America

Frank J. Ross, Jr. (53)

Polsinelli Shalton Welte Suelthaus, 700 W 47th Street, Suite 1000, Kansas City, MO 64112

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1996

Director of Funds in the Fund Complex since: 1996

Principal Occupation during Past 5 Years: Shareholder/Director, Polsinelli Shalton Welte Suelthaus, a law firm

Other Directorships held by Director: Director, Columbian Bank & Trust

Eleanor B. Schwartz (69)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 73

Director since: 1995

Director of Funds in the Fund Complex since: 1995

Principal Occupations during Past 5 Years: Professor Emeritus, University of Missouri at Kansas City; formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)

Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

Frederick Vogel III (70)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1971

Director of Funds in the Fund Complex since: 1971

Principal Occupation during Past 5 Years: Member, Board of Directors, The Terra Foundation for American Art (Chicago); Vice President, Treasurer and Trustee, The Layton Art Collection, Inc.; Member of the Directors Advisory Committee for American Art

Other Directorships held by Director: None

INTERESTED DIRECTORS

Robert L. Hechler (69)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director; formerly, President, Principal Financial Officer

Number of portfolios overseen by Director: 25

Director since: 1998

Director of Funds in the Fund Complex since: 1998

Principal Occupations during Past 5 Years: Consultant of WDR and W&R; Director of WDR (until 2003); Executive Vice President and Chief Operating Officer of WDR (until 2001); Principal Financial Officer, Treasurer, CEO and President of W&R (until 2001); Director, Executive Vice President, Principal Financial Officer and Treasurer of WRIMCO (until 2001); Director and Treasurer of WRSCO (until 2001)

Other Directorships held by Director: None

Henry J. Herrmann (63)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director and President

Number of portfolios overseen by Director: 73

Director since: 1998; President since: 2001

Director of Funds in the Fund Complex since: 1998

Principal Occupation(s) during Past 5 Years: CEO of WDR; formerly, Chief Investment Officer (CIO) and President of WDR (until 2005); President, CEO and Chairman of WRIMCO; formerly, CIO of WRIMCO (until 2005); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR; formerly, Chief Investment Officer of IICO, (until 2005); President of each of the Funds in the Fund Complex

Other Directorships held by Director: Director of WDR, W&R, WRIMCO, WRSCO, IICO; Director, Austin, Calvert & Flavin, an affiliate of WRIMCO; Director, Ivy Funds Distributor, Inc. (IFDI) an affiliate of WDR; Director, Ivy Funds, Inc.; Trustee, Ivy Funds

OFFICERS

Theodore W. Howard (63)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Positions held with Funds in the Fund Complex: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Principal Occupation(s) during Past 5 Years: Senior Vice President of WRSCO; Treasurer, Principal Accounting Officer, Vice President and Principal Financial Officer of each of the Funds in the Fund Complex; Assistant Treasurer of Ivy Funds (until 2003); Vice President of WRSCO (until 2001)

Directorships held: None

Kristen A. Richards (38)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Secretary and Associate General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Secretary and Associate General Counsel since 2000

Principal Occupation(s) during Past 5 Years: Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO and IICO; Vice President and Secretary of each of the Funds in the Fund Complex

Directorships held: None

Daniel C. Schulte (40)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Assistant Secretary and General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Assistant Secretary and General Counsel since 2000

Principal Occupation(s) during Past 5 Years: Senior Vice President and General Counsel of WDR, W&R, WRIMCO, IICO, IFDI and WRSCO; formerly, Secretary of WDR, WRIMCO, W&R, WRSCO, and IFDI (until 2004); formerly, Assistant Secretary of WDR (until 2005); formerly, Assistant Secretary of IICO (until 2006); Vice President, General Counsel and Assistant Secretary of each of the Funds in the Fund Complex

Directorships held: None

Scott Schneider (38)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Chief Compliance Officer since 2004

Positions held with Funds in the Fund Complex: Chief Compliance Officer since 2004

Principal Occupation(s) during Past 5 Years: Chief Compliance Officer for each of the Funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (until 2004)

Directorships held: None

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Income Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Limited-Term Bond Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

NUR1002A (6-06)

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